UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

                                  FORM 6K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December


               NATIONAL HEALTHCARE MANUFACTURING CORPORTION
                           (Name of Registrant)

        251 Saulteaux Crescent, Winnipeg, Manitaba Canada, R3J 3C7
                 (Address of Principle Executive Officer)


1.   News Releases  - December 22, 1998

2.   Conslidated Financial Statement for Quarter ended October 31, 1998





Indicate by check Mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                 Form 20-F  X           Form 40-F _____

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information tot he Commission pursuant Rule 12g3-2(b) under the Securities Exchange Act of
1934.     Yes  ___       No    X

                                 SIGNATURE

Pursuant to the requirements of the Sexcurities Exchange Act of 1943, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, therunto duly authorized.
      National Healthcare Manufacturing Corporation - SEC No. 0-27998
                               (Registrant)
Date:      December 22, 1998            By:      /s/ Mac Shahsavar
    -------------------------              ------------------------
                                             M.J. Shahsavar,
                                             President/CEO and Director

                               NEWS RELEASE

FOR RELEASE DECEMBER 22, 1998
AT 4:00 PM EDT                               National Healthcare
                                             Manufacturing Corporation
                                                Investor Relations
                                             (800) 883-8841
                                             www.nationalhealthcare.com

                  NATIONAL HEALTHCARE ANNOUNCES SIX MONTH
                       FISCAL 1999 FINANCIAL RESULTS

WINNIPEG, MANITOBA (December 22, 1998) . . . . National Healthcare Manufacturing Corporation (Nasdaq: NHMCF) is pleased to announce results for the six-month period ended October 31, 1998. Sales for the six-month period increased 39% to $5,877,667 from $4,214,756 for the comparable period last year. Gross profit for the second quarter increased to $3,383,218 from $2,212,307 over the comparable quarter last year. Compared to the prior year, sales increased by $1,662,000 while selling, distribution and administrative expenses decreased by $380,000.

During the second quarter National Healthcare's subsidiary National Healthcare Logistics began operations and commenced distribution to its first "Hub & Spoke" distribution center at the Fort Meyers, FL-based LeeSar Regional Service Center. National Healthcare, also announced that subject to regulatory approval it will expand its Custom Pack Division with the acquisition of privately-held Niagara Falls, NY-based Custom Pack Reliability (CPR). CPR had revenues of CDN $5 million in 1997, and has been assembling and supplying custom packs to hospitals and surgical centers throughout North America since 1992. In addition to the acquisition, National Healthcare streamlined the combined managements to eliminate redundant management positions and minimize executive payroll expense while continuing its focus on reducing overhead. Management additions during the quarter included the appointment of Bryan R. Allison as CFO and the promotion of Kurt Tarter to Vice President of US Sales.

                   CONSOLIDATED STATEMENT OF OPERATIONS
Six Month Fiscal 1999 vs
Comparable Six Month Period
1998, 1997 ($CDN)
                                October 31,    December 31,   December 31,
                                   1998            1997           1996
Sales                           $5,877,667      $4,214,756     $1,555,845
Cost of Sales                   $3,383,218      $2,212,307     $1,068,580
Gross Profit                    $2,494,449      $2,002,449    $   487,265
% Gross Profit                     42.4%          47.5%          31.3%

    Operating Expenses          $4,587,566      $4,123,342     $2,557,049

    Loss From Investee          $   376,600    $   320,806   -------------


Loss for Period                 $2,469,717      $2,441,699     $2,069,784

Basic Loss Per Share              ($0.16)        ($0.20)        ($0.19)

Depreciation                    $   912,129    $   653,246    $   780,646

Interest                        $   963,363    $    207,471   $   230,308

EBITDA                          ($594,225)     ($1,580,982)   ($1,058,830)

National  Healthcare  is being recognized as a market leader  committed  to reducing healthcare costs by providing efficient and cost effective alternatives to conventional products and services for healthcare providers. National Healthcare owns and operates the world's first and only automated robotic production facility capable of assembling and packaging various kits and trays for medical and surgical procedures. Through its wholly owned subsidiaries, the company also manufactures and distributes personal care, anti-microbial and cellulose based paper products to healthcare and homecare institutions. National Healthcare Logistics (50% subsidiary), is revolutionizing conventional medical distribution with its state-of-the-art Hub & Spoke logistics system.

Additional information about National Healthcare Manufacturing Corporation is available on the Internet at http://www.nationalhealthcare.com or by contacting us at 800/883-8841.


On Behalf of the Board,

 /s/ Chief R. Allison

Bryan R. Allison
Chief  Financial Officer

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION

                     CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE SIX MONTH PERIOD ENDED OCTOBER 31, 1998

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                        CONSOLIDATED BALANCE SHEETS
                  OCTOBER 31, 1998 AND DECEMBER 31, 1997
                           (In Canadian Dollars)

                                  ASSETS

                                                  Oct 31,        Dec 31,
                                                    1998           1997
CURRENT ASSETS
Cash and short-term investments                      $55,706     $4,129,498
Accounts receivable (Note 10)                      1,810,730      2,826,939
Inventories (Notes 4 and 10)                       5,904,801      5,271,859
Prepaid expenses                                     447,943        680,412
                                                 -----------    -----------
                                                   8,219,180     12,908,708
RECEIVABLES FROM SHAREHOLDERS AND
  DIRECTOR-RELATED COMPANIES (Notes 5 and 19)      1,257,634      1,446,256
INVESTMENT IN NATIONAL
  HEALTHCARE LOGISTICS LLC (Notes 6 and 19)        1,374,565        833,502
PROPERTY, PLANT AND EQUIPMENT
  USED IN OPERATIONS (Notes 7, 10 and 11)         17,948,877      9,965,373
ASSETS UNDER DEVELOPMENT (Notes 8 and 10)            627,504     10,084,860
OTHER ASSETS (Notes 9 and 19)                      1,885,101      1,652,530
                                                ------------   ------------
                                                 $31,312,861    $36,891,229
                                                ============   ============

                   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Cheques issued in excess of amounts on             $281,169    $    944,897
deposit
Accounts payable and accrued liabilities          3,656,469       2,649,384
Current portion of long-term debt (Note 10)       1,099,236         874,134
Current portion of obligations under capital      6,148,318       1,879,429
leases (Note 11)                                -----------      ----------
                                                 11,185,192       6,347,844
LONG-TERM DEBT (Note 10)                         14,435,753      11,257,822
OBLIGATIONS UNDER CAPITAL LEASES (Note 11)                -       4,730,610
DEFERRED FOREIGN EXCHANGE GAIN (LOSS)             (656,330)          60,803
PAYABLES TO SHAREHOLDERS
  AND DIRECTOR-RELATED COMPANIES (Notes 12
and 19)                                             687,585       1,868,828
                                                 ----------     -----------
                                                 25,652,200      24,265,907
                                                 ----------     -----------
SHAREHOLDERS' EQUITY
Capital stock (Note 13)                          17,179,856      11,433,351
Warrants (Note 14)                               12,093,206      12,093,206
Deficit                                         (23,612,401)    (10,901,236)
                                               -------------   -------------
                                                  5,660,661      12,625,322
                                               -------------   -------------
                                                $31,312,861    $ 36,891,229
                                               ============    =============

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                   CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE SIX MONTH PERIOD ENDED OCTOBER 31, 1998
             AND THE SIX MONTH PERIOD ENDED DECEMBER 31, 1997
                           (In Canadian Dollars)


                                                   Oct 31,       Dec 31,
                                                    1998           1997
SALES REVENUE (Note 16)                           $5,877,667     $4,214,756
                                                 -----------    -----------
COSTS AND EXPENSES
Cost of sales                                      3,383,218      2,212,307
Selling, distribution and administrative           2,969,893      3,349,985
Depreciation and amortization                        912,129        653,246
Interest on long-term debt (Notes 10 and 11)         963,363        207,471
Other (revenue) / expenses (Note 19)               (257,819)       (87,360)
                                                 -----------    -----------
                                                   7,970,784      6,335,649
                                                 -----------    -----------
LOSS FROM OPERATIONS                               2,093,117      2,120,893
LOSS FROM INVESTMENT IN
  NATIONAL HEALTHCARE LOGISTICS LLC (Note 6)         376,600        320,806
                                                 -----------    -----------
NET LOSS                                          $2,469,717     $2,441,699
                                                 ===========    ===========

BASIC LOSS PER SHARE                                   $0.16          $0.20
                                                 ===========    ===========
WEIGHTED AVERAGE
  COMMON SHARES OUTSTANDING                       15,835,601     12,300,808
                                                 ===========    ===========

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE SIX MONTH PERIOD ENDED OCTOBER 31, 1998
           AND THE YEARS ENDED APRIL 30, 1998 AND JUNE 30, 1997
                           (In Canadian Dollars)


        Class A Common Shares

         Shares       Amount       Paid in        Deficit        Total
                                   capital
Bala
nces
at
June
30,
1996   10,753,290     8,677,351            -     (4,080,540)     4,596,811

Issu
e of
shar
es
for
cash       67,125       140,812            -               -       140,812

Issu
e of
spec
ial
warr
ants
(Not
e
14)             -             -   12,315,000               -    12,315,000

Warr
ant
issu
e
cost
s               -             -    (221,794)               -     (221,794)

Exer
cise
of
warr
ants
(Not
e
14)       250,000       500,000            -               -       500,000

Net
loss            -             -            -     (4,248,043)   (4,248,043)
       ----------      --------   ----------    ------------  ------------
Bala
nces
at
June
30,
1997   11,070,415     9,318,163   12,093,206     (8,328,583)    13,082,786

Issu
e of
shar
es
for
cash
(Not
e
13)        37,500        91,440            -               -        91,440

Issu
e
for
Mert
ex
dist
ribu
tion
righ
t
(Not
e 9)      225,000     1,552,500            -               -     1,552,500

Shar
e
issu
e
cost
s               -   (1,174,275)            -               -   (1,174,275)

Conv
ersi
on
of
conv
erti
ble
debt
(Not
e
10)     1,475,572     4,935,924            -               -     4,935,924

Exer
cise
of
warr
ants
(Not
e
14)     3,013,416     1,293,748            -               -     1,293,748

Equi
ty
port
ion
of
conv
erti
ble
debt
(Not
e
10)             -     1,162,356            -               -     1,162,356

Net
loss            -             -            -    (12,814,101)   (12,814,101)
      -----------   -----------    ---------   -------------  -------------
Bala
nces
at
Apri
l
30,
1998


       15,821,903   $17,179,856  $12,093,206   $(21,142,684)    $8,130,378

Issu
e of
shar
es
for
no
cons
ider
atio
n         500,000       -             -              -             -

Net
loss         -          -             -          (2,469,717)   (2,469,717)
      ----------   ---------   -----------     -------------  ------------
Bala
nces
at
Octo
ber
31,
1998   16,321,903   $17,179,856  $12,093,206   $(23,612,401)    $5,660,661
     ============  ============ ============  ==============   ===========

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE SIX MONTH PERIOD ENDED OCTOBER 31, 1998
             AND THE SIX MONTH PERIOD ENDED DECEMBER 31, 1997
                           (In Canadian Dollars)

                                                  Oct 31,        Dec 31,
                                                   1998           1997
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net loss                                        $(2,469,717)   $(2,441,699)
Items not affecting cash
Amortization of deferred
  foreign exchange loss                              128,732        (2,733)
Accrued interest                                     704,245              -
Unrealized foreign exchange loss                     568,465              -
Depreciation and amortization                        912,129        653,246
Loss from investee                                   376,600        320,806
                                               -------------  -------------
                                                     220,454    (1,470,380)


Net change in non-cash
  operating assets and liabilities
Accounts receivable                                  455,547      (999,730)
Inventories                                      (1,116,100)    (2,421,846)
Prepaid expenses                                   (197,196)      (315,414)
Accounts payable and accrued liabilities            (94,899)      1,377,763
                                               -------------  -------------
                                                   (732,194)    (3,829,607)
                                               -------------  -------------
INVESTING ACTIVITIES
Investment in
  National Healthcare Logistics LLC                (447,714)    (2,465,482)
Acquisition of property, plant and equipment        (44,035)    (3,124,291)
                                                  __________     __________
                                                   (491,749)    (5,589,773)
                                               -------------   ------------
FINANCING ACTIVITIES
(Repayment of) obligations under capital           (317,473)      (613,498)
leases
Proceeds from long-term debt                         133,018      8,864,630
Deferred foreign exchange gain (loss)                      -          9,408
Advances from (repayment to) shareholders
  and director-related companies                   (537,708)    (1,636,684)
Net proceeds from issuance of
  Class A common shares                                    -      2,116,208
                                               -------------   ------------

                                                   (722,163)      8,740,064
                                               -------------   ------------
CHANGE IN CASH                                   (1,946,106)      (679,317)
CASH, beginning of year                            1,720,643      3,863,918
                                               -------------   ------------
CASH, end of period                               $(225,463)     $3,184,601
                                               =============   ============

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE SIX MONTH PERIOD ENDED OCTOBER 31, 1998
             AND THE SIX MONTH PERIOD ENDED DECEMBER 31, 1997
                           (In Canadian Dollars)
                                (continued)


                                                   Oct 31,       Dec 31,
                                                     1998          1997
Represented by:
Cash and short-term investments                       $55,706   $4,129,498
Cheques issued in excess of funds on deposit        (281,169)     (944,898)
                                                 ------------   -----------
                                                   $(225,463)   $3,184,601
                                                 ============   ===========
Supplemental disclosure of cashflow
information
Cash paid for: Interest (net of amount              $110,834    $  167,505
capitalized)                                     ===========   ===========
Income taxes                                              $-            $-
                                                 ===========   ===========

1. DESCRIPTION OF BUSINESS

   National Healthcare Manufacturing Corporation (the "Company") was incorporated on August 23, 1993 under the Manitoba Corporations Act and registered as an extra provincial company in the Province of British Columbia on December 9, 1994. The Company is primarily engaged in the manufacturing, assembly and packaging of medical supplies for the healthcare industry. As of August 14, 1996, the shares of the Company were listed on the Small Cap board of NASDAQ Stock Market (symbol NHMCF). Effective June 30, 1998, the Company de-listed itself from the Vancouver Stock Exchange. In fiscal 1998, the Company changed its year end from June 30 to April 30 for administrative reasons which resulted in the differing second quarter ending dates contained herein.

   These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and conform in all material respects with accounting principles generally accepted in the United States, except as described in Note 21. All amounts are stated in Canadian dollars.


2. BUSINESS CONSIDERATIONS

   The Company has incurred significant upfront costs to establish an automated plant for the assembly and packaging of medical supplies which management believes is necessary to establish a strong market presence as a new entrant to the healthcare industry. The Company's objective is to produce and distribute custom products to users of medical and surgical supplies throughout North America.

   During fiscal 1997, the Company successfully obtained certification for distribution of products in the United States from the Food and Drug Administration, and in fiscal 1998 it obtained ISO 9001 certification.

   Management plans for fiscal 1999 include:

   *    implementing the next generation of automation;
   *    expanding the breadth of the product lines;
   *    developing broader sales distribution channels;
   *    maintaining focus on the core business; and
   *    continuing to focus on cost efficiencies.

   Thus far in fiscal 1999, the Company is in the process of implementing the following:

   * In June 1998, along with Paradigm Medical Industries, the Company announced that it signed a co-distribution agreement with Pharmacia & Upjohn covering a range of ophthalmic products. The three companies offer a comprehensive package of products to cataract surgeons.

   * The  Company's equity investee, National Healthcare Logistics  LLC
     (NHLC) (see Note 6) began operations in September 1998 of its first "Hub & Spoke" distribution centre, Fort Myers, Florida based LeeSar Regional Service Centre (LeeSar). The "Hub" is owned jointly by Lee Memorial Healthcare Systems and Sarasota Memorial. The combination of a management fee earned by NHLC and cross-selling opportunities with the Company and its subsidiaries have the potential to increase revenues and earnings. In addition, NHLC now has a tangible facility in which to showcase the benefits of the "Hub & Spoke" system to others regional hospital systems in the United States.

   * Management plans to reduce administrative costs of the operating entities and reduce the executive payroll at head office. The Company continues to streamline processes and to centralize certain functions.

   These consolidated financial statements have been prepared on the assumption that the Company is a going concern, meaning it will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

   The Company has incurred significant research and development costs, operating losses, and business development costs to date and had a consolidated deficit of $23,612,401 as at October 31, 1998. Also, as at October 31, 1998, the Company had negative working capital, which was a function of the capital leases being classified as current (see
   Note 11). The Company's ability to continue as a going concern is dependent upon developing profitable operations and obtaining additional funds needed to finance the growth in sales. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


3. SIGNIFICANT ACCOUNTING POLICIES

   Basis of Consolidation

   These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries National Healthcare Manufacturing Corporation, U.S., Medi Guard Inc., National Care Products Ltd., and Budva International LLC ("Budva"). Custom Pack Reliability has not been consolidated into the accounts of the Company as the formal purchase and sale agreement has not yet been finalized. All significant intercompany transactions and balances have been eliminated upon consolidation. The Company accounts for its investment in National Healthcare Logistics LLC using the equity method.

   Cash and Short-term Investments

   Cash and short-term investments consist principally of deposit instruments which are highly liquid and have original maturities of 90 days or less.

   Inventories

   Raw materials are valued at the lower of cost and replacement cost. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis.

   Property, Plant and Equipment Used in Operations

   Property, plant and equipment used in operations is recorded at cost less accumulated depreciation. Costs of additions, betterments, renewals and interest during development are capitalized. Depreciation is being provided for by the following rates and methods:

Building, improvements and paving         4 - 8%         declining balance
Furniture and fixtures                       20%         declining balance
Automotive                                   30%         declining balance
Computer equipment                      20 - 30%         declining balance
Machinery and equipment                 20 - 30%         declining balance
Equipment under capital leases               30%         declining balance
                                                      and
                                         7 years       units of production

   Assets under Development

   Assets under development are recorded at cost. Cost includes all expenditures incurred in acquiring the asset and preparing it for use. Interest costs on related debt obligations are capitalized until the asset is substantially completed and ready for its intended and productive use.

   Other Assets

   Included in other assets are the following:

   * Exclusive right to distribute and sell certain protective textiles, including the "Mertex" and "Mertex-Plus" fabrics. The distribution right is being amortized over the estimated useful life of the asset, which management estimates to be seven years, using a method based on forecasted future sales.

   * Costs related to the issuance of the March 31, 1998 Convertible Debentures. The issue costs are being amortized on a straight-line basis over a two year period.

   Leases

   Leases entered into are classified as either capital or operating leases. Leases that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with a related long-term obligation. Equipment acquired under capital leases is being depreciated on the same basis as other fixed assets. Rental payments under operating leases are charged to expense as incurred.

   Revenue Recognition

   Sales are recognized at the time the product is shipped to distributors or customers.

   Foreign Currency Translation

   Foreign currency transactions are translated to Canadian dollars at the rate of exchange in effect on the dates they occur. Monetary assets and liabilities denominated in a foreign currency are adjusted to reflect the rate of exchange in effect at the balance sheet date. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in income, except for unrealized exchange gains and losses on long-term debt. The foreign exchange loss relating to the March 31, 1998 Convertible Debentures are being deferred and amortized over the remaining term of the debentures.

   Use of Estimates

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Loss Per Share

   Loss per share data has been computed by dividing net loss by the weighted average number of common shares outstanding during the period.

   Income Taxes

   The Company follows the deferral method of income tax allocation.

   Fair Value of Other Financial Instruments and Other Disclosures

   The carrying amount of the following instruments approximate fair value because of the short maturity of these instruments - cash, accounts receivable, accounts payable and accrued liabilities, and current portion of obligations under capital leases.


4. INVENTORIES


                                                    1998           1997
Raw materials                                     $3,444,513    $ 1,562,681
Finished goods                                     2,460,288      3,709,178
                                                  ----------    -----------
                                                  $5,904,801    $ 5,271,859
                                                  ==========    ===========

5. RECEIVABLES FROM SHAREHOLDERS AND DIRECTOR-RELATED COMPANIES


                                                     1998          1997
Receivable from shareholders                         $14,175        $27,356
Receivable from director-related companies         1,243,459      1,418,900
                                                  ----------     ----------
                                                  $1,257,634    $ 1,446,256
                                                  ==========    ===========

   The receivables from shareholders and director-related companies are unsecured, non-interest bearing, with no specified terms of repayment, except for the receivable from a director-related company in the amount of $393,257 which is secured by the related company's fixed assets.


6. INVESTMENT IN NATIONAL HEALTHCARE LOGISTICS LLC

   During fiscal 1997, the Company acquired 150 Class A common voting shares, representing a 50% interest, and now holds 1,000 Class C non-voting 7% preferred shares of National Healthcare Logistics LLC ("NHLC"). This investment is being accounted for under the equity method. NHLC, a limited liability company, was created in April, 1997. NHLC is in the business of consolidating and managing the purchasing and distribution activities for regional hospital alliances, utilizing a "Hub and Spoke" distribution system.

7. PROPERTY, PLANT AND EQUIPMENT USED IN OPERATIONS


                                       1998                         1997
                                    Accumulated
                         Cost       Depreciation       Net          Net
Land                     $556,503             $-      $556,503     $589,458
Building,
Improvements    and
paving                  2,375,286        242,361     2,132,925    2,203,459
Furniture       and
fixtures                  336,357        120,328       216,029      279,864
Automotive                 74,009         35,852        38,157            -
Computer equipment        384,166        135,440       248,726      338,477
Machinery       and
equipment               7,936,332      2,371,830     5,564,502    4,420,408
Leasehold
improvements               55,803         55,803             -            -
Equipment
Under capital lease    12,123,150      2,931,115     9,192,035    2,133,707
                     ------------     ----------    ----------  -----------
                      $23,841,606     $5,892,729   $17,948,877   $9,965,373
                     ============     ==========   ===========  ===========

8. ASSETS UNDER DEVELOPMENT


                                                    1998           1997
Machinery and equipment                             $627,504             $-
Machinery and equipment in storage                         -        408,563
Equipment under capital lease 1194                         -      2,313,245
Equipment under capital lease 1094 - 001                   -      7,363,052
                                                   ---------     ----------
                                                    $627,504    $10,084,860
                                                   =========    ===========

   In fiscal 1998, the machinery and equipment in storage and the equipment under capital lease 1194 were written down to zero value.

   Interest of $109,151 was capitalized to the equipment under capital lease 1094-001 in the period ended December 31, 1997. Later in fiscal 1998, the equipment was put into production, and accordingly was transferred into property, plant, and equipment used in operations.

   9. OTHER ASSETS


                                                       1998         1997
Mertex distribution rights, net of $78,692
in accumulated amortization, 1997 - nil (Note      $1,573,838   $1,652,530
19)
March 31, 1998 Convertible Debentures issue
Costs, net of $128,167 in accumulated
amortization                                          311,263            -
                                                  -----------  -----------
                                                   $1,885,101   $1,652,530
                                                  ===========  ===========

   Effective September 8, 1997 the Company entered into an agreement with Importex Corporation ("Importex") and acquired the rights to distribute the Mertex and Mertex-Plus fabrics and miscellaneous other assets. As consideration for the purchase, the Company agreed to pay $100,000 cash, 225,000 Class A common shares of the Company at $6.90 per share and a warrant entitling Importex to purchase 150,000 Class A common shares of the Company (see Note 14).

   The Company incurred $439,430 of costs related to the issuance of the March 31, 1998 Convertible Debentures (Note 10). The issue costs are being amortized on a straight-line basis over a two year period.


10.LONG-TERM DEBT


                                                         1998          1997
Western Economic Diversification, term loan,
matures September 1, 2000, unsecured, non-
interest bearing, repayable in variable quarterly
payments commencing September 1, 1998
                                                   $1,937,852    $1,804,835
Province of Manitoba term loan, matures September
1, 2003, bears interest at the rate charged to
Manitoba Crown Corporations for borrowings
amortized over a ten year period (currently 8%),
secured by a first fixed charge against land,
buildings and equipment, and a second charge over
accounts receivable and inventories, repayable in
six consecutive monthly instalments of $30,000
each commencing May, 1999 and consecutive monthly
instalments of $51,958 each thereafter, until
fully repaid                                        2,174,126     2,174,126

10.LONG-TERM DEBT (continued)

                                                   1998           1997
Convertible Debentures, issued March 31,
1998 for $6,750,000 U.S., bear cumulative
interest at the rate of 6% per annum,
repayable in cash or Class A common shares,
automatic conversion to Class A common
shares on March 31, 2000 (net of $1,162,356
reclassified to equity in accordance with
Canadian GAAP)                                     9,859,626            -
Convertible Debentures, issued October 1,
1997 for $5,000,000 U.S., bear cumulative
interest at the rate of 6% per annum,
repayable in cash or Class A common shares
within one year from the closing date.                     -    6,894,010
Hong Kong Bank term loans due November 1,
2001, bears interest at the Toronto Dominion
Bank prime plus 2.5% to 3% and were repaid
later in fiscal 1998.                                      -      498,830
Business Development Bank of Canada working
capital loan due December 23, 2002, bears
interest at 3.5% above the Business
Development Bank's operational interest rate
and was repaid later in fiscal 1998.                       -      760,155
Banister Bank, term loan, bears interest at
the rate of U.S. prime plus 2.5%, matures
April 17, 2002, secured by inventory and
equipment of Budva, repayable in blended
monthly payments of U.S. $580                         36,739            -
Banister Bank, term loan, bears interest at
the rate of U.S. prime plus 2%, matures
September 1, 1998, secured by accounts
receivable of Budva.  Management is
currently negotiating terms of renewal of
this loan                                            307,718            -
Banister Bank, term loan, bears interest at
the rate of U.S. prime plus 2.5%, matures
September 25, 2003, secured by inventory and
equipment of Budva, repayable in blended
monthly payments of $12,191                          976,956            -
Mr. Perovich, note payable, non-interest
bearing, matures April 15, 1999,  secured by
a second charge over the assets of Budva,
repayable by U.S. $50,000 cash and U.S.
$100,000 worth of Class A common shares of           241,972            -
the Company                                     ------------  -----------
                                                  15,534,989   12,131,956
Less:  current portion                           (1,099,236)    (874,134)
                                                ------------  -----------
                                                 $14,435,753   $11,257,822
                                                ============  ============

   Minimum principal repayments required under the terms of the debt agreements for the years ended April 30 are as follows:

              1999                                 $1,099,236
              2000                                  1,681,296
              2001                                  1,290,897
              2002                                    813,046
              2003 and thereafter                     615,738

   The Convertible Debentures will be repaid in Class A common shares on maturity. Accordingly, they have been excluded from the above repayment schedule.

   During the period, the Company received a further $133,017 advance on the Western Economic Diversification loan.

   Western Economic Diversification Loan

   The Western Economic Diversification loan represents subordinated financial assistance for capital costs, marketing costs, and working capital requirements. Under the terms of the loan agreement, the Company has agreed to maintain equity of not less than $2,200,000.

   Province of Manitoba Loan

   The Company has entered into an agreement with the Province of Manitoba for a term loan. A maximum of 42 months' relief on interest has been granted to the Company, subject to the Company providing a certain number of new jobs per year. The agreement provides for the acceleration of interest and principal in the event the Company fails to provide a certain number of jobs per year. As of October 31, 1998 the job creation commitment has been met.

   Convertible Debentures

   Effective October 1, 1997, the Company issued U.S. $5,000,000 in Convertible Debentures (October Debentures). The October Debentures bore interest at 6% and were convertible into Class A common shares of the Company at the lesser of either 85% of the average quoted market price five day prior to conversion and U.S. $4.33. In addition, attached to the October Debentures were 250,000 warrants to acquire Class A common shares (October Warrants). During fiscal 1998, a portion of the October Debentures were converted to 1,475,572 Class A common shares. The remaining outstanding October Debentures were then repaid with proceeds from the March Debentures (see below). The October Warrants were cancelled upon settlement of the October Debentures.

   Effective March 31, 1998 the Company issued U.S. $6,750,000 in Convertible Debentures (March Debentures). The March Debentures bear interest of 6% annually and are convertible, upon approval by securities authorities, into Class A common shares of the Company at the lesser of either 85% of the average quoted market price prior to conversion and U.S. $3.50. All debentures must be converted within two years from the closing day. In addition, attached to the debentures were 337,500 two year Convertible Debentures warrants (March Warrants). Each March Warrant entitled the holder to purchase one Class A common share at U.S. $2.83 during the first year or U.S. $3.09 during the second year.

   Management has determined the initial equity and liability portions of the March Debentures to be as follows:

   Convertible Debentures (continued)

    Liability portion                               $8,399,694
    Equity portion                                   1,162,356
                                                   -----------
                                                    $9,562,050
                                                   ===========

The equity portion of the Convertible Debenture was calculated using an effective cost of capital equal to 13%. Interest is accrued at 13% which provides for the 6% accruing to the Debenture holders and the remaining 7% increases the future value of the liability portion to its face value at the date of maturity. The March Debentures balance recorded in these financial statements consists of the following:


    Liability portion of March Debentures                 $8,399,694
    Deferred foreign exchange loss                           785,062
    Accrued interest                                         674,870
                                                         -----------
                                                          $9,859,626
                                                         ===========

11.                     OBLIGATIONS UNDER CAPITAL LEASES

   The Company leases specialized equipment under three capital leases. The leases are held in U.S. dollars in the name of National Healthcare Manufacturing Corporation, U.S. and are converted to Canadian dollars using the exchange rate as at October 31, 1998 as follows:


                           Lease         Lease       Lease
                          1094-001     1094-002       1194        Total
     Obligation by
     lease               $3,484,518   $1,986,888    $676,912     $6,148,318
                         ==========   ==========    ========    ===========

   Since fiscal 1995, the Company was in dispute with the original lessor in respect of capital leases 1094-001, 1094-002 and 1194. The lessor did not recognize the validity of a settlement agreement signed in fiscal 1995. The Company believed that it had strong arguments to support the validity of the settlement agreement. As a result, certain adjustments were made in 1995 to the various equipment under capital leases and the lease obligations based on the interpretation of the settlement terms at that time. During fiscal 1997, the dispute was finally settled and the leases were assumed by a new lessor. The terms were similar to the 1995 settlement agreement except for the following:

   i) The refundable deposit on equipment paid by the Company was applied against the lease liability by the lessor.

   ii)The implicit interest rate of the capital lease obligations was reduced as a result of the settlement.

   The capital lease obligations, the respective equipment under capital leases and the refundable deposit on equipment were adjusted accordingly.

   During the quarter ended July 31, 1998, National Healthcare Manufacturing Corporation, U.S., suspended payments to the lessor of the equipment under capital lease. The lessor issued a letter of default and therefore the full amount of the obligation has been classified as current. Management believes that the matter relating to the letter of default will be resolved without material effect to the Company.


12.PAYABLE TO SHAREHOLDERS AND DIRECTOR-RELATED COMPANIES

                                                     1998          1997
Payable to shareholders                              $687,585    $1,868,828
Payable to director-related companies                       -             -
                                                    ---------   -----------
                                                     $687,585   $ 1,868,828
                                                    =========   ===========

   The payables to shareholders and director-related companies are unsecured, non-interest bearing, with no fixed terms of repayment. The shareholders have agreed to not demand repayment within fiscal 1999; accordingly these payables have been classified as non-current.


13.CAPITAL STOCK


                                                   1998           1997
Common Shares
Authorized
Unlimited Class A common shares, voting

Issued
16,321,903     Class A common shares,
net of issue costs (1997 - 14,111,331)           $17,179,856     $11,433,351
                                                 ===========     ===========


13.      CAPITAL STOCK (continued)

Potential Dilution ( in shares - see Note 19)
                                                   1998           1997
Performance shares                                 1,180,000      1,180,000
Stock options                                      1,403,404      1,330,154
July 31, 1996, Special Warrants                            -              -
July 31, 1996, Broker's Special Warrants                   -              -
January 8, 1997, Agent's Special Warrants                  -              -
January 8, 1997, Agent's Warrants                          -        128,000
January 8, 1997, Special Warrants                          -              -
January 8, 1997, SW Warrants                               -      1,600,000
Importex Warrant                                     150,000        150,000
March 31, 1998 Debenture Warrants                    337,500              -
                                                 -----------    -----------
                                                   3,070,904      4,388,154
                                                 ===========    ===========

   Performance Shares

   The Company has issued 1,180,000 performance shares at a price of $.01 per share which are currently held in escrow pursuant to an Escrow Agreement dated June 29, 1995. The escrow restrictions contained in the Escrow Agreement provide that the shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Company, its transfer agent or escrow holder make any transfer or record any trading of the shares without the consent of the Superintendent of Brokers for British Columbia. For each $.09 of cumulative cash flow generated by the Company from its operations, one performance share may be released from escrow.

   Stock Options

   The Company has issued options to certain directors and employees of the Company and its subsidiaries to purchase common shares of the Company, as follows:

                                                Date of Issuance
                                              1998             1997
Options outstanding,Beginning of               1,210,904      1,367,654
period
Options granted                                  370,000              -
Options exercised                                      -       (37,500)
Options cancelled or expired                   (177,500)              -
                                              ----------     ----------
Options outstanding, end of period             1,403,404      1,330,154
                                              ==========     ==========
Exercise prices of options
  Granted during the period                        $3.70              -
Expiry date of options                      May 21, 2003                -
  Granted during the period

13.CAPITAL STOCK (continued)

   Stock Options (continued)

   On May 21, 1998, the stock options with an exercise price of $6.13 were repriced to $3.70. On May 31, 1998, 370,000 stock options were granted at an exercise price of $3.70. These options expire May 21, 2003. On October 2, 1998, all outstanding stock options were repriced to $0.96.

   As a condition of the government assistance received from the Province of Manitoba, certain restrictions and obligations have been placed upon certain management personnel with respect to the exercise of their stock options and the sale, transfer, assignment or other disposition of their stock options, or shares issued to them upon exercise of their stock options.


14.WARRANTS

   The Company has issued various types of warrants, as follows:

   Agent's Warrants

   In connection with its initial public offering the Company issued to an agent non-transferable share purchase warrants entitling the agent to purchase up to 250,000 shares at any time up to the close of business two years from the date the shares are listed, posted and called for trading on the Vancouver Stock Exchange, at a price of $2.00 per share in the first year and at a price of $2.30 per share in the second year. In fiscal 1997, all agents warrants were exercised.

   Special Warrants

   On June 26, 1996, the Board of Directors passed a resolution authorizing a private placement of up to 1,200,000 special warrants at a price of $3.00 per warrant. On July 31, 1996, a total of 905,000 special warrants were issued for gross proceeds of $2,715,000. The special warrants were issued as a fully paid security and each special warrant was exercisable into one Class A common share and one transferable Class A common share purchase warrant. Each Class A common share purchase warrant entitled the holder to purchase one additional Class A common share at a price of $3.50 per share. The warrants were exercisable at the earlier of eighteen months from the closing date or six months after the date of the last receipt for the prospectus. During fiscal 1998, all of the special warrants were exercised, resulting in issuance of 905,000 Class A common shares and 905,000 Class A common shares purchase warrants. In addition, 305,000 of the Class A common shares purchase warrants were exercised for 305,000 Class A common shares. The remaining Class A common share purchase warrants expired.

   The Company paid the agent commission equal to 7% of the aggregate proceeds and issued 75,416 broker's warrants which represent 8.3333% of the special warrants sold pursuant to the offering. Each broker's warrant was exercisable into one compensation warrant. Each compensation warrant entitled the broker to purchase one Class A common share at a price of $3.00 per share. During fiscal 1998, the broker and compensation warrants were exercised.

   On January 8, 1997, the Company closed a second private placement of 1,600,000 special warrants at a price of $6.00 per special warrant. Each special warrant entitled the holder, upon exercise, to acquire one unit consisting of one Class A common share and one-half of one non-transferable SW warrant. Each whole warrant entitled the holder to purchase one additional Class A common share at a price of $7.00 per share. Since receipts for the prospectus filed by the Company to qualify the units were not obtained from all relevant regulatory authorities within 120 days from the date of closing the private placement, each unit now consists of one Class A common share and one (rather than one-half) non-transferable SW warrant. The Company raised gross proceeds of $9,600,000 from this private placement and incurred a commission of 8% of gross proceeds which was paid by the issuance of 128,000 special warrants at a deemed price of $6.00 per special warrant.

   During fiscal 1998, both the January 8, 1997 special warrants and the January 8, 1997 agent's warrants were exercised. This gave rise to the issuance of 1,600,000 SW warrants and 128,000 agent's warrants which entitled the holder to purchase one additional share at a price of $7.00. On July 8, 1998, the SW warrants and the agent's warrants expired.

   Importex Warrant

   Concurrent with the acquisition of the right to distribute Mertex and Mertex-Plus from Importex (see Note 9), Importex received a warrant to purchase 150,000 Class A common shares at a purchase price of $6.90 until September 7, 1998, after which the purchase price increases to $7.94 until expiry on September 7, 1999. This one Importex warrant remained outstanding as at October 31, 1998.

   Debenture Warrants

   Concurrent with the issuance of U.S. $6,750,000 in Convertible Debentures on March 31, 1998, the debenture holders received 337,500 warrants. Each warrant is exercisable within two years of issuance and entitles the holder to purchase one Class A common share at a purchase price of U.S. $2.83, if converted during the first year or U.S. $3.09, if converted during the second year. These debenture warrants remained outstanding as at October 31, 1998.

   15.INCOME TAXES

   The Company has non-capital losses carried forward of approximately $17,000,000 ($1997 - $10,990,000) which can be utilized to reduce the taxable income of future years. These losses expire between 2002 and 2013. The Company is also entitled to tax credits of approximately $227,000 (1997 - $244,000) which are creditable against provincial income taxes. The tax credits expire between 2002 and 2003.

   The benefits relating to the losses and the tax credits have not been recognized in the financial statements.


16.SEGMENTED INFORMATION

   The Company operates primarily in, and derives revenue from, the automated packaging and sale of surgical and custom procedure trays and liquid products for the healthcare industry.

                                                     1998          1997
Sales to customers outside Canada                  $3,002,394    $2,318,115
Sales to customers within Canada                    2,875,273     1,896,641
                                                  -----------   -----------
                                                   $5,877,667   $ 4,214,756
                                                  ===========   ===========

17.RELATED PARTY TRANSACTIONS

   The President and Chief Executive Officer of the Company also serves as President and Chief Executive Officer of another company which has granted the Company rights to certain technology under a licensing agreement made under similar terms and conditions as transactions with unrelated entities. The license agreement, dated May 30, 1995, is for an initial term of ten years with provisions for renewal for consecutive ten year terms thereafter. The Company has agreed to purchase all automated machinery from this related company, subject to the terms of a twenty year agreement between the related company and a manufacturer. The related company has granted the manufacturer the exclusive right to manufacture all machinery and equipment which incorporates the said technology, and the related company has agreed to purchase products only from the manufacturer. The related party has agreed to sell machinery and equipment to the Company.

   During the period, the Company paid $nil (1997 - nil) for such machinery and equipment.

   The above transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

   18.  BUSINESS ACQUISITIONS

   Acquisition of Budva International, LLC

   Effective April 29, 1998, the Company acquired all of the issued and outstanding shares of Budva International LLC, a manufacturer of disposable plastic products for the healthcare industry. In consideration therefore, the Company agreed to pay two times the net annualized earnings of the business for the twelve months following two months after the effective date. The purchase price is to be paid by the Company by issuing Class A common shares at a per share value equal to the average closing price for the five trading days preceding the anniversary of the closing date. The acquisition was accounted for using the purchase method and the total consideration paid was allocated, based on the estimated fair value of the net assets at the date of acquisition, as follows:

     Current assets                                    $181,322
     Property, plant and equipment                    1,669,035
     Current liabilities                              (400,792)
     Long-term debt                                 (1,449,565)
                                                   ------------
                                                  $           -
                                                  ==============

   Contingent consideration based on future earnings will be recorded when it is determinable and the allocation of the purchase price will be adjusted accordingly. The acquisition is subject to reversal should the molding equipment not be fully operational and the Budva accounts would be removed at that time.


   Acquisition of Medi Guard Inc.

   Effective November 24, 1997 the Company acquired all of the issued and outstanding shares of Medi Guard Inc. In consideration therefore, the Company agreed to pay the greater of $400,001 or 1.5 times annualized earnings of the business in the first year after acquisition. The purchase price is to be paid by the Company issuing Class A common shares at a per share value equal to the average closing price for the five trading days preceding the anniversary of the closing date. The acquisition was accounted for using the purchase method and the total consideration paid was allocated based on the estimated fair value of the net assets at the date of acquisition, as follows:

     Current assets                                       $1,104,331
     Property, plant and equipment                         2,001,213
     Other assets                                             98,922
     Goodwill                                                400,000
     Current liabilities                                 (1,635,189)
     Obligations under capital leases                      (500,000)
     Long-term debt                                      (1,069,276)
                                                         -----------
                                                            $400,001
                                                         ===========

   In fiscal 1998, management re-evaluated the acquisition and determined that the goodwill in the amount of $400,000 should be written off. The write-off was included in amortization expense.


18.  BUSINESS ACQUISITIONS (continued)

   Contingent consideration based on future earnings will be recorded when it is determinable and the allocation of the purchase price will be adjusted accordingly.

   The results of operations have been included in the accounts of the Company from the effective date of acquisition.

   Acquisition of Custom Pack Reliability

   Effective September 5, 1998, the Company acquired 100% of the issued and outstanding shares of Conseluf Management Services Inc., a privately held company based in Niagara Falls, New York doing business as Custom Pack Reliability. Custom Pack Reliability (CPR) has been assembling and supplying custom packs to hospitals and surgical centres throughout North America since 1992. The Company is to pay $500,000 for all the shares and shareholder loans of Conseluf Management Services Inc. and for certain assets. The purchase price is to be paid, over a period of 300 days, following the signing of a formal agreement of purchase and sale, by the Company electing to either pay cash or issue Class A common shares at a per share value equal to the average closing price for the five trading days preceding the closing date. The acquisition is subject to regulatory approval. The results of CPR have not been included in the accounts of the Company as the formal agreement of purchase and sale has not yet been completed.

19.      COMPARATIVE FIGURES

   Certain of the prior year's figures have been reclassified to conform to the current year's presentation.

20.SUBSEQUENT EVENTS

   The following event occurred subsequent to October 31, 1998, in addition to those events disclosed elsewhere in these financial statements.

   Palm Beach Gardens Medical Center Contract

   On November 16, 1998, the Company announced the signing of a Custom Sterile Procedure Tray contract with Palm Beach Gardens Medical Center
   (PBMC) of Palm Beach, Florida. PBMC, part of the Tenet Healthcare Corporation, is a 450-bed acute care facility performing 8,000 multi-specialty surgical procedures annually.

   HealthPro Procurement Services Contract

   On November 19, 1998, the Company announced that it was selected by HealthPro Procurement Services Inc. (HealthPro) of Etobicoke, Ontario to provide a wide range of Medical Procedure Trays in Ontario for the next three years. HealthPro, currently representing 210 member institutions, was created through the consolidation of the two major group-purchasing organizations in Ontario.



   21.UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

   Effective July 31, 1996, the Company obtained formal approval for quotation of its securities on the Small Cap board of NASDAQ in the United States (symbol NHMCF).

   A description of the Company's accounting principles which differ significantly from U.S. GAAP are as follows:

   Foreign Currency Translation

   Unrealized exchange gains and losses relating to the translation of the March 31, 1998 Convertible Debentures are deferred and amortized over the remaining term of the debenture. Under U.S. GAAP, the exchange gains and losses would be recognized in income currently.

         Earnings Per Share

   Under U.S. GAAP, the Company would not include the 1,180,000 performance shares held in escrow in the calculation of the weighted average number of shares used to determine earnings per share. The release of these performance shares will result in recognition of compensation expense under U.S. GAAP based on market value of the shares when released from escrow.

   Deferred Taxes

   Under U.S. GAAP, deferred taxes are provided on all temporary differences. Temporary differences encompass timing differences and other events that create differences between the tax basis of an asset or liability and its reported amount in the financial statements. A deferred tax asset is recorded in a loss period and is reduced by a valuation allowance to the extent it is more likely than not that the deferred tax asset will not be realized. For U.S. GAAP purposes, a valuation allowance equal to the tax loss benefits referred to in Note 15 would be disclosed.

   Convertible Debentures

   The March 31, 1998 Convertible Debentures have been apportioned between debt and equity in accordance with the substance of the contractual arrangement. In addition, the difference between the economic interest on a comparable debt instrument with no convertible feature, and the coupon interest rate, has also been accrued.

   Under U.S. GAAP, there would be no separation of the Convertible Debenture between its debt and equity components. In addition, the difference between the economic interest rate and the coupon rate would not be accounted for. Also, under U.S. GAAP value would be allocated to the warrants which were attached to the Convertible Debentures.

21.UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)
   (continued)


   The application of U.S. GAAP, as described above, would have had the following effects on net loss, loss per share and shareholders' equity.

                                                   1998           1997
Net loss as reported                            $(2,469,717)   $(2,441,699)
Additions to deferred foreign exchange gain        (564,530)        (2,733)
(loss)
Incremental interest expense resulting from
difference between the economic interest and
coupon rate on the March 31, 1998 Convertible
Debentures                                           283,337              -
                                                ------------   ------------
Net loss - U.S. GAAP                            $(2,750,910)   $(2,444,432)
                                                ============   ============
Weighted average shares outstanding - U.S.        14,655,601     11,120,808
                                                ============   ============
GAAP
Loss per share - U.S. GAAP                            $(.19)        $(0.21)
                                                ============   ============
Shareholders' equity as reported                  $5,660,661    $12,625,322
Incremental interest expense resulting from
difference between the economic interest and
coupon rate on the March 31, 1998 Convertible
Debentures                                           283,337              -
Deferred foreign exchange gain (loss)              (564,530)         60,803
Portion of March 31, 1998 Convertible
Debentures allocated to equity                   (1,162,356)              -
Portion of March 31, 1998 Convertible
Debentures allocated to warrants                     300,000              -
                                                ------------   ------------
Shareholders' equity - U.S. GAAP                  $4,517,112    $12,686,125
                                                ============   ============



   Newly issued, but not yet adopted, U.S. accounting principles are not expected to have a material impact on these consolidated financial statements.


22.UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

   Most entities depend on computerized systems and therefore are exposed to the Year 2000 conversion risk, which, if not properly addressed, could affect an entity's ability to conduct normal business operations. Management is addressing this issue, however, given the nature of this risk, it is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company and those with whom it deals such as customers, suppliers or other third parties, will be fully resolved without adverse impact on the Company's operations.